COMMENTS RECEIVED ON FEBRUARY 5, 2015

FROM EDWARD BARTZ

FIDELITY HEREFORD STREET TRUST (File Nos. 333-201772, 333-201773)

Fidelity Government Money Market Fund

FIDELITY NEWBURY STREET TRUST (File No. 811-03518)

Fidelity Prime Fund

FIDELITY PHILLIPS STREET TRUST (File No. 811-02890)

Fidelity U.S. Government Reserves Fund

N-14s FILED ON JANUARY 30, 2015

FIDELITY HEREFORD STREET TRUST (File No. 333-201819)

Fidelity Money Market Fund

FIDELITY SALEM STREET TRUST (File No. 811-02105)

Money Market Portfolio (Select Money Market)

N-14 FILED ON FEBRUARY 2, 2015

FIDELITY CAPITAL TRUST (File No. 333-201795)

Fidelity Focused Stock Fund

FIDELITY HASTINGS STREET TRUST (File No. 811-00215)

Fidelity Fifty

N-14 FILED ON JANUARY 30, 2015

N-14 Proxy Statement and Prospectus

1. Fidelity Government Money Market Fund, Fidelity Prime Fund, and Fidelity U.S. Government Reserves Fund

Proposal #2 - To Approve an Agreement and Plan of Reorganization between Prime Fund and Government Money Market & To Approve an Agreement and Plan of Reorganization between Government Reserves and Government Money Market

C: Since there is one acquiring fund for the mergers, the Staff requests that we refer to the November 2, 1995 Dear CFO letter for required disclosure related to the fee tables, capitalization tables, and pro forma financial statements where there are multiple non-contingent mergers. The Staff asserts that the fee tables need to show all possible combinations of the merger(s), and that the capitalization tables and pro forma financial statements may show all possible combinations, or the most likely result of the merger(s).

R: As discussed with the Staff, Fidelity Government Money Market Fund (the "Acquiring Fund") will file a post-effective amendment pursuant to Rule 485(b) to update the Acquiring Fund's registration statements on Form N-14 relating to the mergers of Prime Fund and Fidelity U.S. Government Reserves to include combined pro forma financial information for the Acquiring Fund that assumes the completion of all non-contingent mergers.

Fidelity Hereford Street Trust (File Nos. 333-201772, 333-201773, 333-201819); Fidelity Newbury Street Trust (File No. 811-03518); Fidelity Phillips Street Trust (File No. 811-02890); Fidelity Salem Street Trust (File No. 811-02105); Fidelity Capital Trust (File No. 333-201795); Fidelity Hastings Street Trust (File No. 811-00215)

2. All Mergers

C: The Staff requests that we provide the analysis set forth in the North American Security Trust SEC No-Action Letter ("NAST Letter") that supports the determination of the accounting survivor in each merger.

R: In the NAST Letter, the Staff stated that, to determine the accounting survivor in a fund merger, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The Staff set forth five factors that should be considered when making this comparison (the "NAST Factors"): (1) investment objectives, policies and restrictions of the funds; (2) expense structures and expense ratios; (3) portfolio composition; (4) investment advisers; and (5) asset size.

With respect to the mergers of (i) each of Prime Fund and Fidelity U.S. Government Reserves into Fidelity Government Money Market Fund, (ii) Money Market Portfolio into Fidelity Money Market Fund and (iii) Fidelity Fifty into Fidelity Focused Stock Fund, FMR believes that consideration of the five NAST Factors would result in the acquiring fund in each merger being the accounting survivor. For each merger, (x) the surviving fund's portfolio will be managed in accordance with the investment objectives, policies and restrictions of the acquiring fund, (y) the expense structures and expense ratios of the surviving fund will more closely resemble those of the acquiring fund, and (z) the surviving fund's portfolio composition will more closely resemble the acquiring fund's portfolio composition prior to the merger. With respect to the NAST Factor relating to the surviving fund's investment adviser, both the target fund and the acquiring fund in each merger have the same investment adviser and sub-advisers. Finally, the table below compares the total assets for the target fund and the acquiring fund in each merger as of December 31, 2014:

Target Fund	Acquiring Fund
Money Market Portfolio $4.1 B	Fidelity Money Market Fund $2.4 B
Fidelity U.S. Government Reserves $2.2 B	Fidelity Government Money Market Fund $15.8 B
Prime Fund $17.8 B
Fidelity Fifty $740 M	Fidelity Focused Stock Fund $1.5 B

Also, the acquiring fund is larger than the target fund in the Fidelity U.S. Government Reserves and Fidelity Fifty mergers. Though in the other two mergers (Money Market Portfolio and Prime Fund) the target fund is larger than the acquiring fund, we believe the other NAST factors discussed above greatly outweigh the asset amounts component of the analysis.

Therefore, based on the information discussed above, FMR believes that the acquiring fund should be the accounting survivor in each merger after considering the NAST Factors in their totality for each transaction.

Fidelity Hereford Street Trust (File Nos. 333-201772, 333-201773, 333-201819); Fidelity Newbury Street Trust (File No. 811-03518); Fidelity Phillips Street Trust (File No. 811-02890); Fidelity Salem Street Trust (File No. 811-02105); Fidelity Capital Trust (File No. 333-201795); Fidelity Hastings Street Trust (File No. 811-00215)

3. Fidelity Government Money Market Fund, Fidelity Prime Fund, and Fidelity U.S. Government Reserves Fund

Proposal #2 - To Approve an Agreement and Plan of Reorganization between Prime Fund and Government Money Market & To Approve an Agreement and Plan of Reorganization between Government Reserves and Government Money Market

"Pro forma financial statements"

C: The Staff requests confirmation that the holdings of the target funds currently meet the investment restrictions and policies of the acquiring fund. If not, those holdings need to be identified in the pro forma financial statements. In addition, the registration statement and pro forma financial statements need to include estimated costs related to sales of non-qualifying investments.

R: Each holding of a target fund currently meets the investment restrictions and policies of the acquiring fund in each merger. FMR notes that, in the case of the merger of Prime Fund into Fidelity Government Money Market Fund, Prime Fund currently has a policy to invest more than 25% of its total assets in the financial services industry. Although Fidelity Government Money Market Fund is not currently permitted to invest in securities in the financial services industry to the same extent as the Prime Fund, FMR believes that it would not be meaningful to shareholders of Prime Fund to identify all financial services industry securities as "non-qualifying investments" for Fidelity Government Money Market Fund, given the weighted average life and weighted average maturity of the portfolios of both funds and the maturity limits imposed by Rule 2a-7. In addition, FMR believes that, given these portfolio and individual security characteristics, it would be difficult to estimate the costs associated with the disposition of any "non-qualifying investments" and any such costs would be de minimus.

4. Fidelity Focused Stock Fund and Fidelity Fifty

The Proposed Transaction
"Agreement and Plan of Reorganization"

"All of the current investments of Fidelity Fifty are permissible investments for Fidelity Focused Stock Fund. Nevertheless, if shareholders approve the Reorganization, FMR may sell certain securities held by the funds and purchase other securities. Any transaction costs associated with portfolio adjustments to Fidelity Fifty and Fidelity Focused Stock Fund due to the Reorganization that occur prior to the Closing Date will be borne by Fidelity Fifty and Fidelity Focused Stock Fund, respectively. Any transaction costs associated with portfolio adjustments to Fidelity Fifty and Fidelity Focused Stock Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to Fidelity Focused Stock Fund that occur after the Closing Date will be borne by Fidelity Focused Stock Fund. The funds may recognize a taxable gain or loss on the disposition of securities pursuant to these portfolio adjustments."

C: If securities have been identified that will be sold prior to merger to facilitate portfolio adjustments, the Staff requests that we provide the estimated dollar and per share cost of those sales (brokerage fees) and the dollar amount and per share amount of any gain or loss anticipated.

R: FMR does not expect making any portfolio adjustments to Fidelity Fifty as a result of the merger.

Fidelity Hereford Street Trust (File Nos. 333-201772, 333-201773, 333-201819); Fidelity Newbury Street Trust (File No. 811-03518); Fidelity Phillips Street Trust (File No. 811-02890); Fidelity Salem Street Trust (File No. 811-02105); Fidelity Capital Trust (File No. 333-201795); Fidelity Hastings Street Trust (File No. 811-00215)

5. All Mergers (except Fidelity Focused Stock Fund and Fidelity Fifty)

Proposal #3 (Fidelity Investment Grade Bond Fund and Spartan U.S. Bond Index Fund only)

Shareholder proposal requesting that the Board of Trustees institute "procedures to prevent holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity"

C: The Staff would like us to explain why the shareholder proposal that impacts certain funds in the Fidelity Phillips Street Trust and Fidelity Salem Street Trust proxy statements does not preclude the Fidelity Hereford Street Trust registration statements from relying on Rule 488 to go automatically effective.

R: We do not believe that the shareholder proposal included in the prospectus/proxy statements precludes the registration statements of Fidelity Hereford Street Trust on Form N-14 from becoming automatically effective pursuant to Rule 488. Rule 488(a) permits automatic effectiveness of a registration statement on Form N-14 so long as, among other things, "any prospectus filed as part of the registration statement does not include disclosure relating to any other proposal to be acted on at a meeting of the shareholders of either company" [emphasis added] other than certain enumerated types of proposals. With respect to the two registration statements of the Trust on Form N-14, shareholders of none of the funds involved in the proposed mergers are considering and acting on the shareholder proposal. Rather, shareholders of other funds in the Trust will be voting on the shareholder proposal. Although the phrase "of either company" can be interpreted to mean either the registrant or a separate series of the registrant, we believe that the better reading of this phrase in the context of Rule 488 is that it applies to the applicable fund or series involved in the merger, rather than the registrant or trust.

We note that if Fidelity had elected to file the proxy statements separately from the registration statements on Form N-14, there would be no requirement to file preliminary proxy statements as a result of the shareholder proposal. The filing requirements under Rule 14a-6(a) state that a registrant shall not file a preliminary proxy statement if the solicitation relates to any meeting at which the only matters to be acted upon are, among other things, "a security holder proposal included pursuant to Rule 14a-8." In addition, as previously discussed with the Staff, because of the increased printing, mailing, and solicitation costs associated with separate filings, we determined that combining the merger and proxy statements was the best approach for configuring the documents. We do not believe that combining the documents prompts a preliminary filing requirement that would not exist if the proposals were filed separately.

Therefore, based on the information discussed above, we believe that the Trust's registration statements on Form N-14 may become automatically effective under Rule 488.

6. All funds

Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

Fidelity Hereford Street Trust (File Nos. 333-201772, 333-201773, 333-201819); Fidelity Newbury Street Trust (File No. 811-03518); Fidelity Phillips Street Trust (File No. 811-02890); Fidelity Salem Street Trust (File No. 811-02105); Fidelity Capital Trust (File No. 333-201795); Fidelity Hastings Street Trust (File No. 811-00215)

R: We affirm the aforementioned statements.